

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 1, 2017

Via E-mail
Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
13 Front Street
Hamilton HM12, Bermuda

Re: Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-34042

Dear Mr. Raschbaum:

We have reviewed your August 2, 2017 response to our comment in our July 5, 2017 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note 9. Reserve for Loss and Loss Adjustment Expenses, page F-32

1. Given that you possess detailed actuarial data for claims in your AmTrust Reinsurance segment which are used to establish AmTrust reserves, please provide us separate tables with claims information for the individual lines of business within this segment. The lines of business included and reported within this segment appear to possess dissimilar characteristics that support the case for further disaggregation. Please include an explanation of the additional assumptions and estimations you make in providing this disaggregated data. We note that you report prior period claims development on a line of business basis: for example, the 2016 development was related to program commercial auto as well as program general liability.

2. Given that you disclose that additional data detailing items such as class of business, state, claim counts, frequency and severity is available for your claims included within

Mr. Arturo M. Raschbaum
Maiden Holdings, Ltd.
September 1, 2017

your Diversified Reinsurance segment, and you state that the majority of the exposure in the underlying book of business allows for a significant amount of credibility in using parameters derived from historical experience to calculate reserve estimates, please provide us separate tables with claims information for the individual lines of business within this segment. At a minimum presenting property claims information separately from casualty appears to be required since such claims likely possess dissimilar characteristics. We also note from your response that the ceding commission adjusts based upon the loss performance of the contract. In addition, we note that you report prior period claims development on a line of business basis: for example, for the six months period ended on June 30, 2017, the development was related to change in the actuarial assumptions for a large German personal auto account in the international personal auto line of business.

You may contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Ibolya Ignat at (202) 551-3636, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3636.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance